                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                   FORM U-6B-2





                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.



Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc.



This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1.       Type of security or securities.

             Unsecured short-term bank loans.

2.       Issue, renewal or guaranty.

             Issuance and renewals.

3.       Principal amount of each security.

             See Exhibit 1.

4.       Rate of interest per annum of each security:

             See Exhibit 1.

5.       Date of issue, renewal or guaranty of each security.

             See Exhibit 1.

6.       If renewal of security, give date of original issue.

             See Exhibit 1.

7.       Date of maturity of each security.

             See Exhibit 1.

8.      Name of persons to whom each security was issued, renewed or guaranteed.

                  American Electric Power Service Corporation
                                    Bank of Tokyo - Mitsubishi, Ltd.
                                    First Union National Bank of NC
                                    Huntington National Bank
                                    National City Bank

                  AEP Energy Services, Inc.
                                    Bank of America, N.A.
                                    Bank of Tokyo - Mitsubishi, Ltd.
                                    DAI-ICHI Kangyo Bank, Ltd.
                                    Fifth Third Bank of Cincinnati
                                    First Union National Bank of NC
                                    Huntington National Bank
                                    National City Bank
                                    Societe Generale Bank

                  AEP Resources, Inc.
                                    Bank of America, N.A.
                                    Bank of Tokyo - Mitsubishi, Ltd.
                                    DAI-ICHI Kangyo Bank, Ltd.
                                    Fifth Third Bank of Cincinnati
                                    First Union National Bank of NC
                                    Huntington National Bank
                                    National City Bank
                                    Societe Generale

9.       Collateral given with each security.

             None.

10.      Consideration received for each security.

             See Exhibit 1.

11.      Application of proceeds of each security.

             The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

        (a)   the provisions contained in the first sentence of Section 6(b).

        (b)   the provisions contained in the fourth sentence of Section 6(b).

        (c)   the provisions contained in any rule of the Commission other than
              Rule U-48.            X

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

             Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

             Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     AEP ENERGY SERVICES, INC.
                                     AEP RESOURCES, INC.


                                           /s/ A. A. Pena
                                     --------------------
                                     A. A. Pena, Vice President
July 12, 2000

                                                                       EXHIBIT 1
                              SEC QUARTERLY REPORT

                     REPORT DATES: 04/01/2000 - 06/15/2000


                            AEP ENERGY SERVICES, INC.

    Debt       Settlement       Maturity         Interest       Principal
    Type          Date            Date             Rate         Amount
============================================================================
                                                               <C
     BL       05/19/2000       06/05/2000          7.3400        $8,000,000
     BL       06/05/2000       06/06/2000          7.3125       $10,000,000
     BL       05/31/2000       06/14/2000          7.3800       $36,000,000
     BL       06/14/2000       06/15/2000          7.3125       $69,800,000
     BL       04/07/2000       04/13/2000          6.8300        $3,050,000
     BL       06/09/2000       06/12/2000          7.2500        $1,900,000
     BL       05/02/2000       05/03/2000          6.5500        $3,700,000
     BL       04/18/2000       05/02/2000          6.6400        $9,200,000
     BL       04/07/2000       04/13/2000          6.6000        $2,450,000
     BL       04/04/2000       05/02/2000          6.5900        $4,100,000
     BL       06/14/2000       06/15/2000          7.0300       $25,000,000
     BL       04/03/2000       05/02/2000          6.5900        $2,850,000
     BL       05/24/2000       05/31/2000          7.0000       $25,000,000
     BL       05/02/2000       05/24/2000          6.7800       $25,000,000
     BL       04/14/2000       05/02/2000          6.5600       $16,000,000
     BL       04/10/2000       04/19/2000          6.4500       $15,000,000
     BL       04/19/2000       05/02/2000          6.4300       $15,000,000
     BL       05/31/2000       06/14/2000          7.1500       $15,000,000
     BL       05/02/2000       05/22/2000          6.8000       $15,000,000
     BL       05/22/2000       05/31/2000          7.0500       $15,000,000
     BL       05/24/2000       05/31/2000          7.1600        $7,900,000
     BL       06/12/2000       06/13/2000          7.1600        $1,450,000
     BL       05/25/2000       06/06/2000          7.2300       $13,050,000
     BL       06/14/2000       06/15/2000          7.2300       $10,000,000
     BL       05/17/2000       05/31/2000          7.1600        $9,000,000
     BL       06/13/2000       06/14/2000          7.1000       $13,000,000
     BL       06/06/2000       06/13/2000          7.2300       $11,300,000
     BL       05/02/2000       05/24/2000          6.8500       $10,500,000
     BL       06/07/2000       06/09/2000          7.3000       $11,000,000
     BL       05/01/2000       05/17/2000          6.7900        $5,375,000
     BL       04/27/2000       05/12/2000          6.7300        $2,400,000
     BL       05/02/2000       05/24/2000          6.7462        $8,500,000
     BL       05/24/2000       05/31/2000          6.9997        $8,500,000
     BL       05/09/2000       05/26/2000          6.8096        $3,000,000
     BL       04/10/2000       04/19/2000          6.4328        $2,200,000
     BL       04/13/2000       05/02/2000          6.4928        $5,500,000
     BL       04/26/2000       05/09/2000          6.4928        $7,475,000
     BL       04/19/2000       05/02/2000          6.4928        $3,000,000
     BL       06/14/2000       06/15/2000          7.0330       $20,000,000
     BL       05/22/2000       05/31/2000          6.9997        $7,200,000
     BL       05/10/2000       06/06/2000          6.8729        $2,025,000
     BL       05/11/2000       05/31/2000          6.9363        $2,275,000
     BL       05/12/2000       05/26/2000          6.9363        $7,750,000
     BL       04/27/2000       05/12/2000          6.4928        $8,500,000
     BL       05/31/2000       06/14/2000          6.9900        $2,425,000
     BL       06/06/2000       06/13/2000          6.9900       $22,000,000
     BL       05/12/2000       05/26/2000          6.9600       $19,500,000
     BL       06/13/2000       06/14/2000          6.9000       $22,000,000
     BL       05/26/2000       06/06/2000          7.0300       $19,250,000
     BL       04/27/2000       05/12/2000          6.4800       $19,000,000
     BL       05/23/2000       05/31/2000          7.1500       $17,700,000
     BL       05/31/2000       06/14/2000          7.2300       $34,000,000
     BL       04/28/2000       05/23/2000          6.8200       $22,050,000
     BL       05/18/2000       05/31/2000          7.1600        $4,100,000
     BL       04/25/2000       05/05/2000          6.7000        $9,000,000

                               AEP RESOURCES, INC.

    Debt       Settlement       Maturity         Interest       Principal
    Type          Date            Date             Rate         Amount
============================================================================
                                                               <C
     BL       05/19/2000       05/31/2000          7.3300        $9,400,000
     BL       06/09/2000       06/12/2000          7.2500          $100,000
     BL       06/01/2000       06/14/2000          7.3800       $18,100,000
     BL       04/03/2000       04/13/2000          6.8900          $300,000
     BL       05/17/2000       05/31/2000          7.1250        $3,000,000
     BL       04/26/2000       05/22/2000          6.7200          $700,000
     BL       05/01/2000       05/17/2000          6.7900        $3,400,000
     BL       05/22/2000       05/31/2000          7.1000        $1,400,000
     BL       06/07/2000       06/14/2000          7.1000       $25,000,000
     BL       05/31/2000       06/07/2000          7.1400       $25,000,000
     BL       05/31/2000       06/07/2000          7.1500       $23,150,000
     BL       06/07/2000       06/14/2000          7.0300       $23,150,000
     BL       06/14/2000       06/15/2000          7.1700       $15,000,000
     BL       04/28/2000       05/23/2000          6.8500       $17,975,000
     BL       04/19/2000       04/20/2000          6.6000       $15,000,000
     BL       04/19/2000       04/28/2000          6.7300       $10,000,000
     BL       06/14/2000       06/15/2000          7.2300       $48,700,000
     BL       06/12/2000       06/13/2000          7.1600          $100,000
     BL       06/07/2000       06/14/2000          7.2300        $7,150,000
     BL       05/23/2000       05/31/2000          7.1600       $18,500,000
     BL       05/02/2000       05/22/2000          6.8500          $200,000
     BL       04/28/2000       05/23/2000          6.6828       $15,000,000
     BL       05/08/2000       05/22/2000          6.7462          $100,000
     BL       05/04/2000       05/22/2000          6.6195          $200,000
     BL       04/13/2000       04/17/2000          6.4628        $1,150,000
     BL       04/17/2000       04/28/2000          6.4928        $5,025,000
     BL       04/14/2000       04/17/2000          6.5621        $7,800,000
     BL       04/19/2000       04/28/2000          6.4928        $9,000,000
     BL       04/11/2000       04/17/2000          6.4328          $200,000
     BL       06/13/2000       06/14/2000          6.9697          $100,000
     BL       05/23/2000       05/31/2000          6.9997       $15,000,000
     BL       04/20/2000       05/22/2000          6.4928          $250,000
     BL       06/14/2000       06/15/2000          6.9600       $10,000,000
     BL       04/19/2000       04/28/2000          6.6900        $9,200,000
     BL       05/01/2000       05/17/2000          6.7000        $1,650,000
     BL       05/12/2000       05/17/2000          6.8500          $500,000

                  AMERICAN ELECTRIC POWER SERVICE CORPORATION


    Debt       Settlement       Maturity         Interest       Principal
    Type          Date            Date             Rate         Amount
============================================================================
     BL       05/22/2000       05/31/2000          7.1000       $12,000,000
     BL       05/04/2000       05/22/2000          6.9000        $8,000,000
     BL       04/25/2000       05/22/2000          6.6900       $10,000,000
     BL       05/24/2000       05/31/2000          7.1600        $8,075,000
     BL       04/25/2000       05/22/2000          6.7900        $4,000,000
     BL       05/22/2000       05/24/2000          7.1000       $10,000,000
     BL       05/31/2000       06/14/2000          6.9997       $40,000,000
     BL       06/14/2000       06/15/2000          7.0330       $40,000,000
     BL       05/22/2000       05/31/2000          6.9997        $8,000,000
     BL       04/25/2000       05/22/2000          6.5561        $8,000,000
     BL       04/25/2000       05/22/2000          6.5100       $10,000,000
     BL       05/22/2000       05/24/2000          6.8500       $10,000,000
     BL       05/24/2000       05/31/2000          6.9700       $10,000,000